July 29, 2005
Mr. Craig Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
File no. 001-10147
Form 10-K: For the Year Ended September 30, 2004
Form 10-Q: For the Quarterly Period Ended December 31, 2004
Form 10-Q: For the Quarterly Period Ended March 31, 2005
Dear Mr. Wilson,
The purpose of this letter is to confirm my telephone conversation with Christopher White, Staff Accountant, pursuant to which you kindly agreed to further extend our deadline to respond to the SEC Staff’s letter dated June 30, 2005 until August 5, 2005. We appreciate your agreeing to extend our deadline and will provide to you our response on or before August 5, 2005.
Sincerely,
Joyce Murty
Senior Corporate Counsel and
Director Ethics and Compliance
Cc: Christopher White, Staff Accountant